

Mail Stop 7010

January 24, 2007

Mr. Richard A. Norris
Chief Financial Officer
Casella Waste Systems, Inc.
25 Greens Hill Lane
Rutland, VT 05701

> **RE: Form 10-K for the fiscal year ended April 30, 2006**
> **Forms 10-Q for the periods ended July 31, 2006 and October 31, 2006**
> **File No. 0-23211**

Dear Mr. Norris:

We have limited our review of your filing to those issues we have addressed in our comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED APRIL 30, 2006

Legal Proceedings, Footnote 11.(c)

1. We note the following legal proceedings discussed in this section:

    -   North Country Environmental Services;
    -   City of Biddeford, Maine;
    -   The Clean Air Act issue;
    -   Town of Hardwick, Massachusetts Issue;
    -   City of Lewiston, Maine issue;
    -   Chittenden County, Vermont fatality

    We note that of the above legal proceedings, only North Country Environmental
    Services is disclosed in the Form 10-Q for the period ended October 31, 2006.
    Confirm to us that you concluded that any loss that could be material to your
    financial condition, results of operations or cash flow relating to any undisclosed
    proceedings was considered remote at the time you filed your report.

2. In future filings, where you discuss contingent liabilities, please disclose the
    reasonably possible range of loss for each contingency, or explain that an estimate
    cannot be made. In some circumstances if may be necessary to disclose the
    amount accrued. See SFAS 5 and Staff Accounting Bulletin 5:Y, for more
    guidance on this issue.

FORM 10-Q FOR THE PERIOD ENDED OCTOBER 31, 2006

Environmental Liabilities, Note 6

3. We note that your conclusion as to materiality in the last sentence (consistent with
    your Form 10-K), does not address the potential adverse impact on cash flows.
    Tell us whether it is reasonably possible that environmental liabilities, either
    individually, or in the aggregate, could be material to your cash flows or liquidity.
    If so, please advise us in more detail. If not, please expand your disclosures in
    future filings to encompass cash flows in your conclusions.

4. In order for us to better understand your conclusions, please provide us with a
    roll-forward analysis of your environmental remediation costs for each period
    presented. Show beginning balances, amounts expensed, expenditures, and
    ending balances. Tell us the related reasonably possible range of loss, in
    aggregate, as of October 31, 2006.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant